Exhibit 99.2

NEOEN GROUP CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2024

1.1 CONSOLIDATED INCOME STATEMENT

(In millions of euros, except for earnings per share data)	Notes	HY 2024	HY 2023
Energy sales under contract		185.8	198.9
Energy sales in the market		51.3	68.3
Other revenue		18.6	9.8
Total Revenue	5	255.7	277.0
Purchases net of changes in inventories		(5.2)	(6.8)
External expenses and payroll costs	6	(86.9)	(71.7)
Duties, taxes and similar payments		(13.3)	(10.4)
Other current operating income and expenses	7	84.9	95.4
Share of net income of associates		(0.5)	0.3
Current operating amortisation	10.2 and 10.3	(95.1)	(86.5)

Current operating income		139.6	197.2

Other non-current operating income and expenses	8	(10.2)	(3.7)
Impairment of non-current assets	8	1.2	0.5

Operating income		130.6	194.1

Cost of debt		(83.0)	(75.5)
Other financial income and expenses		(7.1)	(0.8)
Net financial result	16.1	(90.1)	(76.3)

Profit before tax		40.5	117.8

Income tax	9	(8.4)	(27.1)

Net income from continuing operations		32.1	90.6

Consolidated net income		32.1	90.6

Group share of net income		32.7	92.2
Net income attributable to non-controlling interests		(0.6)	(1.6)
Basic earnings per share (in euros)		0.21	0.65
Diluted earnings per share (in euros)		0.20	0.60

1.2 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

In millions of euros	Notes	HY 2024	HY 2023
Consolidated net income		32.1	90.6

Foreign exchange differences(1)		24.7	(51.9)
Cash flow hedging (interest rate derivatives)	16.3	45.7	(16.3)
Deferred tax for cash flow hedging		(12.6)	4.8

Items recyclable through profit or loss		57.8	(63.3)

Total comprehensive income		90.0	27.3

of which: Net Income - Group share		89.5	30.1
of which: Net Income - attributable to non-controlling interests		0.5	(2.8)

1)

In the first half of 2024, the foreign exchange differences are mainly due to the favourable change in the exchange rate of the Australian dollar and the US dollar against the euro, amounting to €21.5 million and €0.7 million respectively. In the first half of 2023, the foreign exchange differences were mainly due to the unfavourable change in the exchange rate of the Australian dollar against the euro, amounting to €(50.9) million.

1.3 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In millions of euros	Notes	30.06.2024	31.12.2023
Goodwill	10.1	0.7	0.7
Intangible assets	10.2	411.6	347.3
Property, plant and equipment	10.3	6,019.9	5,423.5
Investments in associates and joint ventures	11	31.3	15.6
Non-current derivative financial instruments	16.3	301.6	252.5
Other non-current financial assets	12	158.8	175.0
Other non-current assets		3.0	6.1
Deferred tax assets		72.7	77.9

Total non-current assets		6,999.5	6,298.5

Inventories		8.3	9.8
Trade receivables		133.0	115.2
Other current assets		142.3	115.9
Current derivative financial instruments	16.3	52.2	54.3
Cash and cash equivalents	13	511.8	773.7

Total current assets		847.6	1,068.9

Assets held for sale	3.3	32.9	34.9

Total assets		7,880.1	7,402.3

In millions of euros	Notes	30.06.2024	31.12.2023
Share capital		305.7	304.2
Share premium		1,949.2	1,933.0
Reserves		453.0	267.4
Treasury shares		(3.4)	(3.2)
Group share of net income		32.7	150.2
Group share of equity	14	2,737.2	2,651.7
Non-controlling interests	14	20.3	13.0

Total equity	14	2,757.5	2,664.7

Non-current provisions	15	154.2	144.1
Non-current project finance	16.2	3,684.7	3,049.2
Non-current corporate finance	16.2	262.9	421.5
Non-current derivative financial instruments	16.3	9.3	16.1
Other non-current liabilities		12.9	3.2
Deferred tax liabilities		243.1	226.0

Total non-current liabilities		4,367.1	3,860.0

Current provisions	15	4.9	4.8
Current project finance	16.2	180.3	315.8
Current corporate finance	16.2	165.6	2.6
Current derivative financial instruments	16.3	9.1	3.7
Trade payables		236.2	386.6
Other current liabilities	17	122.4	125.9

Total current liabilities		718.6	839.5

Liabilities associated with assets held for sale	3.3	36.9	38.0

Total equity and liabilities		7,880.1	7,402.3

1.4 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

The changes in equity between December 31, 2023 and June 30, 2024 breaks down as follows:

In millions of euros	Number of shares	Share capital	Share premium	Reserves and retained earnings	Treasury shares	Group share of equity	Non-controlling interests	Total equity
Total equity as of December 31st, 2023	152,122,449	304.2	1,933.0	417.6	(3.2)	2,651.7	13.0	2,664.7

Net income of the period	—	—	—	32.7	—	32.7	(0.6)	32.1
Other comprehensive income	—	—	—	56.8	—	56.8	1.1	57.8

Comprehensive income for the period	—	—	—	89.5	—	89.5	0.5	90.0

Share capital increases and reductions(1)	726,325	1.5	16.2	(0.1)	—	17.5	6.8	24.3
Distribution(s) of dividends(2)	—	—	—	(22.8)	—	(22.8)	—	(22.8)
Share-based payments	—	—	—	3.8	—	3.8	—	3.8
Change in treasury shares(3)	—	—	—	(2.4)	(0.2)	(2.6)	—	(2.6)
Changes in consolidation scope and other changes	—	—	(0.0)	0.1	—	0.1	(0.0)	0.1

Total equity as of June 30th, 2024	152,848,774	305.7	1,949.2	485.7	(3.4)	2,737.2	20.3	2,757.5

1)	See note 14.
2)

Given the option for the payment of the dividend in shares, the dividend distribution decided by the general shareholder’s meeting of May 14, 2024 resulted in the creation of 641,770 new ordinary shares (representing around 0.42% of the share capital after the capital increase), i.e. a dividend of €17.0 million in shares, and the payment of a dividend of €5.8 million in cash.

3)	The change in treasury shares corresponds to the purchases of Neoen S.A. shares for allocation under free share plans, and purchases and sales under a liquidity contract.

The change in equity between December 31, 2022 and June 30, 2023 broke down as follows:

In millions of euros	Number of shares	Share capital	Share premium	Reserves and retained earnings	Treasury shares	Group share of equity	Non-controlling interests	Total equity
Total equity as of December 31st, 2022	114,669,498	229.3	1,247.4	420.3	(3.2)	1,893.7	20.5	1,914.3

Net income of the period		—	—	92.2	—	92.2	(1.6)	90.6
Other comprehensive income		—	—	(62.1)	—	(62.1)	(1.2)	(63.3)

Comprehensive income for the period	—	—	—	30.1	—	30.1	(2.8)	27.3

Share capital increases and reductions(1)	37,403,967	74.8	685.7	(0.0)	—	760.4	(1.2)	759.2
Distribution(s) of dividends(2)		—	—	(18.9)	—	(18.9)	0.0	(18.9)
Share-based payments		—	—	5.0	—	5.0	—	5.0
Transactions with non-controlling interests(3)		—	—	1.6	—	1.6	(0.5)	1.1
Change in treasury shares(4)		—	—	(1.7)	0.0	(1.7)	—	(1.7)
Changes in consolidation scope and other changes		0.0	—	(0.0)	—	(0.0)	0.0	(0.0)

Total equity as of June 30th, 2023	152,073,465	304.1	1,933.0	436.3	(3.2)	2,670.2	16.0	2,686.2

1)

During the first half of 2023, share capital increases and reductions mainly included the capital increase carried out by Neoen S.A on March 29, 2023, which resulted an impact of €744.0 million net of issuance costs and taxes on the Group’s shareholder’s equity.

2)

Given the option for the payment of the dividend in shares, the dividend distribution decided by the general shareholder’s meeting of May 10, 2023 had resulted in the creation of 641,364 new ordinary shares (representing around 0.42% of the share capital after the capital increase), i.e., a dividend of €15.8 million in shares, and the payment of a dividend of €3.1 million in cash.

3)

In the first half of 2023, transactions with non-controlling interests corresponded to the revaluation of a purchase commitment, and the sale of a minority stakes in an entity still controlled by the Group.

4)	The change in treasury shares corresponded to purchases of Neoen S.A. shares for allocation under free share plans, and purchases and sales under a liquidity contract.

1.5 CONSOLIDATED CASH FLOW STATEMENT

In millions of euros	Notes	HY 2024	HY 2023
Consolidated net income		32.1	90.6
Eliminations:
of the share of net income of associates	11	0.5	(0.3)
of depreciation, amortisation and provisions	8, 10 and 15	92.9	84.8
of change in fair value of energy derivative financial instruments	7	(4.5)	(35.3)
of gains and losses on sale and write-offs(1)	7 and 8	2.7	(24.1)
of calculated income and expenses related to share-based payments	6.2	1.7	2.2
of other income and expenses without cash impact(2)		12.9	3.7
of the tax charge (income)	9	8.4	27.1
of the cost of net borrowings	16.1	83.0	75.5
Impact of changes in working capital(3)		(13.4)	(46.0)
Taxes paid (received)		(9.0)	(3.1)

Net cash flows from operating activities		207.4	175.1

Acquisitions of subsidiaries net of treasury acquired(4)		(12.4)	(19.4)
Sales of subsidiaries net of cash transferred(5)		4.7	26.4
Acquisition of intangible and tangible fixed assets(6)		(793.2)	(469.0)
Sale of intangible and tangible fixed assets		0.1	2.2
Change in financial assets (7)		1.9	(33.9)
Dividends received		0.2	0.0

Net cash flows from investing activities		(798.6)	(493.7)

Share capital increase by the parent company(8)	14	0.5	742.5
Contribution of non-controlling interests to share capital increases (reductions)(9)	01.4	6.9	(1.2)
Net sale (acquisition) of treasury shares	01.4	(2.6)	(1.7)
Dividends paid(10)		(5.8)	(3.1)
Issue of loans	16.2	923.9	211.3
Repayment of loans and lease liabilities	16.2	(540.2)	(98.4)
Interests paid		(60.6)	(58.2)
Investments subsidies received		0.5	—

Net cash flows from financing activities		322.5	791.1

Impact of foreign exchange rate fluctuation		5.9	(1.5)
Effect of reclassification of cash related to assets held for sale		0.1	(0.0)

Change in net cash and cash equivalents		(262.7)	471.0

Opening cash and cash equivalents	13	778.0	622.7
Closing cash and cash equivalents	13	515.3	1,093.7

Change in net cash and cash equivalents		(262.7)	471.0

1)

In the first half of 2024, gains and losses on sale correspond mainly to net proceeds from farm-down transactions in France for €0.7 million and to write-offs of capitalised development costs for €(4.1) million.

In the first half of 2023, gains and losses on sale corresponded mainly to net proceeds from farm-down transaction of the Cabrela power plant in Portugal for €27.3 million and to write-offs of capitalised development costs for €(2.2) million.

2)

In the first half of 2024, other income and expenses without cash impact mainly include financial expenses related to the refinancing of a portfolio of assets in Australia for €(7.7) million and to Neoen S.A’s syndicated credit facility for €(1.3) million (please refer to note 1.3), as well as undiscounting expenses for €(4.0) million.

In the first half of 2023, other income and expenses without cash impact mainly corresponded to undiscounting expenses.

3)

In the first half of 2024, the change in working capital requirements is mainly due to (i) an increase in trade and other receivables of
–€25.7 million mainly due to contractual compensation for loss of revenue resulting from delays in the commissioning of certain power plants by the contractors responsible for their construction (see note 7), partly offset by (ii) an increase of +€7.1 million in trade payables.

In the first half of 2023, the change in working capital requirements was mainly due to the partial payment of the outstanding debt to EDF OA, for a net impact of –€60.3 million, partly offset by (ii) receipt of trade receivables in Finland and Australia for +€13.8 million, (iii) and by the reimbursement of VAT receivables for +€11.8 million in France, Argentina and Finland.

4)	In the first half of 2024, acquisitions of subsidiaries net of cash acquired comprise mainly earn-out payments for projects acquired in Canada and Finland.

In the first half of 2023, acquisitions of subsidiaries net of cash acquired related to wind farms in France, and earn-out payments for a project under construction in Finland.

5)

In the first half of 2024, sales of subsidiaries net of cash transferred correspond to the sale of the Group’s activities in Croatia for €2.9 million, and to farm-down transactions of four solar projects under development in France for €1.9 million (refer to note 3.2).

In the first half of 2023, sales of subsidiaries net of cash transferred corresponded to the farm-down transaction of the Cabrela power plant in Portugal for €26.3 million.

6)

Acquisitions for the period include investments in intangible assets for €(48.8) million (see note 10.2) and property, plant and equipment for €(574.6) million (see note 10.3) and include the change in payables to suppliers of fixed assets for €(169.8). During the first half of 2023, acquisitions for the period included investments in intangible assets for €(33.6) million and property, plant and equipment for €(410.0) million and included the change in payables to suppliers of fixed assets for €(22.0) million.

7)	In the first half of 2024, as in the first half of 2023, the change in financial assets corresponds mainly to changes in shareholder loans granted to companies consolidated using the equity method.

8)	In the first half of 2023, this amount corresponded mainly to the capital increase carried out on March 29, 2023 for €741.9 million taking into account the issue costs.

9)	In the first half of 2024, this amount corresponds to capital contributions from non-controlling investors, for a project in Sweden and a power plant in Finland.

10)	In the first half of 2024, Neoen S.A. has paid a dividend in cash of (€5.8) million, compared with (€3.1) million in the first half of 2023 (see note 1.3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	GENERAL INFORMATION AND ACCOUNTING PRINCIPLES

NOTE 1.1.	GENERAL INFORMATION

Neoen is a public limited company incorporated and domiciled in France and listed on Compartment A of Euronext, whose registered office is located at 22 rue Bayard, 75008 Paris. Neoen’s consolidated financial statements include the Company and those subsidiaries over which it has control, as well as interests in associates and joint ventures (together referred to as “the Group”).

The Group develops and operates power plants to generate electricity from renewable energies (solar, wind), as well as energy storage facilities.

With nearly 8.4 GW of projects in operation and under construction (including 300 MW under management) and 1.6 GW of projects awarded at June 30, 2024 (secured portfolio of nearly 10.0 GW), Neoen is the leading independent producer of exclusively renewable energies in France.

The Group also has an advanced development pipeline of 19.4 GW (advanced pipeline) and more than 10.0 GW of early-stage projects.

The Group operates in the geographic regions of Australia, Europe–Africa, and the Americas.

Subsequent events have been evaluated through January 8, 2025 by the board of directors hold at this date, at which date the entity’s consolidated financial statements were available to be issued without any modification.

NOTE 1.2.	STATEMENT OF COMPLIANCE AND ACCOUNTING STANDARDS

Declaration of compliance

The interim financial statements of the Group as of June 30, 2024 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union at that date.

All the texts adopted by the European Union are available on the European Commission’s website.

Evolution of the accounting standards

In preparing its interim financial statements for the six months ended June 30, 2024, the Group has applied the same accounting standards, interpretations and methods as in its financial statements for the year ended December 31, 2023, with the exception of the texts that came into force on January 1st, 2024, mentioned in the paragraph below.

New mandatory texts as of January 1st, 2024

•	Amendment to IAS 1 – Impact of covenant on the classification of financial liability as current or non-current

•	Amendment to IAS 7 / IFRS 7 – Supplier finance agreements

•	Amendment to IFRS 16 – Lease liability and leaseback

The financial statements have not been impacted by the application of these amendments.

New texts as of January 1st, 2024, with non-mandatory application

•	Amendment to IAS 21 – Lack of exchangeability

•	IFRS 18 “presentation and disclosure in financial statements”

These new texts have not been applied early by the Group.

NOTE 1.3.	EVENTS OF THE PERIOD

Launch of a tender offer and signature of a share purchase agreement On May 30, 2024, Brookfield entered into exclusive negotiations with Impala, the Fonds Stratégique de Participations managed by ISALT, Cartusia and Xavier Barbaro, and other shareholders to acquire approximately 53.32% of the outstanding shares of Neoen at a price of 39.85 euros per share. The acquisition price represented a 26.9% premium over the last closing price and premia of 40.3% and 43.5% over the 3- and 6-months volume-weighted average price respectively. Brookfield’s offer implies an equity value for 100% of the shares of 6.1 billion euros. Subject to closing of the block acquisition, Brookfield would file an all-cash mandatory tender offer for all of the remaining shares and outstanding convertible bonds (“OCEANEs”) in Neoen with the intention of implementing a squeeze out. The Neoen Board of Directors has unanimously welcomed Brookfield’s proposal, without prejudice to the reasoned opinion to be issued following the submission of the report of the independent expert. Brookfield’s intention is to accelerate Neoen’s development and strengthen its position as a global leader in renewable energy.

On June 24, 2024, following completion of Neoen’s works council information and consultation process, a share purchase agreement was signed between Brookfield (as purchaser) on the one hand, and Impala, the Fonds Stratégique de Participations managed by ISALT, Cartusia, Xavier Barbaro and other shareholders, on the other hand, to acquire approximately 53.12% of the outstanding shares of Neoen at a price of 39.85 euros per share. On the same date, Brookfield entered into a tender agreement with Bpifrance, through its ETI 2020 fund, according to which the latter undertook to tender all the shares held in Neoen, representing 4.36% of Neoen’s share capital, in the tender offer that will be launched by Brookfield after completion of the block acquisition. The closing of the block acquisition is subject to customary regulatory approvals including antitrust and foreign investments clearances. It is expected that the regulatory approvals be obtained by Q4 2024 and that the tender offer be launched in Q1 2025.

Free share plan

On February 28, 2024, the Board of Directors decided to grant 729,303 free Neoen S.A. shares to certain Group employees and corporate officers. The granting of shares will only be final after a vesting period of three years, provided that the beneficiaries are still present in the Group and that the performance conditions set by the Board of Directors in the plan rules, relating in particular to the achievement of financial and development objectives, are met.

The Group recorded this transaction in accordance with IFRS 2 “share-based payment”. This resulted in €(0.8) million impact on personnel expenses for the first half of 2024.

Payment of dividend in respect of 2023

At the general shareholders’ meeting of May 14, 2024, the shareholders approved the distribution of a dividend of €0.15 per share with an option for payment of the dividend in new shares. Each shareholder could thus receive either 100% of the dividend in cash or 100% of the dividend in new ordinary shares.

At the end of the option exercise period (from May 22, 2024, to June 5, 2024, inclusive), nearly 75% of the rights had been exercised in favour of payment of the dividend in shares.

This transaction resulted in the creation of 641,770 new ordinary shares (representing approximately 0.42% of the share capital after the capital increase), and the payment of €5.8 million of dividend in cash.

Capital increase reserved for employees

On April 4, 2024, Neoen S.A. carried out a capital increase reserved for its employees and corporate officers in France. The latter offered each beneficiary the possibility of buying 174 new shares at the preferential subscription price of €17.05 per share (benefiting from a 30% discount compared with the average closing share price over the last twenty trading days preceding February 29, 2024, the date on which the Chairman and Chief Executive Officer, upon sub-delegation by the Board of Directors, set the price) and a matching contribution on the basis of one share offered for one share subscribed.

The Group recorded this transaction in accordance with IFRS 2 “share-based payment”. This resulted in an impact of €1.5 million in shareholders’ equity and €(0.5) million in personnel expenses for the first half of 2024.

Refinancing of Neoen SA’s syndicated credit facility

On February 8, 2024, Neoen completed the re-financing of the syndicated credit facility arranged in March 2020 increasing the amount from €250 million to €500 million, and its maturity extended from 2026 to 2029. This new credit facility includes a €300 million term loan and a €200 million revolving credit facility, whose financial conditions are indexed to Environmental, Social and Governance (ESG) criteria. The original syndicated credit facility remained unused at December 31, 2023, as well as the new credit facility as of today. This refinancing significantly enhances the liquidity position of the Group, which is fully focus on achieving its target of 10 GW in capacity in operation or under construction in the course of 2025.

In accordance with the principles set out in IFRS 9 “financial instruments”, as this was a substantial change in financing, the Group recognised the issue costs that have still not been amortised as financial expenses for an amount of €(1.3) million (see note 16.1).

Financing a portfolio of assets in Australia

On February 23, 2024, Neoen finalized a new financing facility backed by a portfolio of 7 solar and wind operating assets in Australia, as well as Collie Battery (219 MW/877 MWh), currently under construction. Neoen raised over AUD1.1 billion (€0.7 billion) of debt with maturity of 5 years and 7 years, refinancing approximately AUD700 million (€438.6 million) of single asset-level debt. This new financing is being provided by a group of 11 major Australian and international lenders.

In accordance with the principles established by IFRS 9 “financial instruments”, as this was a substantial change in financing, the Group recognised the issue costs that have still not been amortised and the early repayment penalties as financial expenses for an amount of €(8.5) million (see note 16.1).

Situation of the Metoro solar power plant in Mozambique

In July 2023, the Group had received a binding offer for the sale of the Metoro solar power plant, and on December 20, 2023 had entered into a share purchase agreement. This had no significant impact on the impairment loss recognised in 2022, which remained unchanged.

As of June 30, 2024, the sale remains subject to the fulfillment of conditions precedent, some of which are not under the Group’s direct control. In accordance with IFRS 5 “non-current assets held for sale and discontinued operations”, the related assets and liabilities have been maintained as assets and liabilities held for sale (see note 3.3).

Non-compliance with covenants for certain project financing facilities

The Provisional Acceptance (PA) of the Mexican El Llano power plant was signed on May 15, 2024, allowing the removal of documentary non-compliances under the financing agreements. As of June 30, 2024, the non-current portion of the related financial debt is therefore no longer presented in current liabilities in the Group’s financial statements.

The other companies financed by projects debts, and Neoen S.A, as part of its syndicated credit, complied with their covenants on minimum debt service coverage ratios (DSCR) or minimum shareholders’ equity.

NOTE 1.4.	ESTIMATES AND ASSUMPTIONS

In preparing the Group’s financial statements, and to the extent that items included in the financial statements cannot be accurately measured, management makes estimates, exercises judgement and makes assumptions that may have an impact on the amounts of the assets, liabilities, income and expenses included in the financial statements, as well as on the information disclosed in the notes to the financial statements. Management exercises its judgement by taking into account past experience and other factors deemed relevant in light of the economic conditions and reviews its estimates and assessments on a regular basis. Since assumptions are by nature uncertain, the amounts in future financial statements may differ from current estimates.

The main items significantly impacted by estimates and assumptions at June 30, 2024, were the following:

•	determining the recoverable amount of intangible assets and property plant and equipment (notes”, 10.2 “intangible assets” and 10.3 “property, plant and equipment”);

•	useful lives of production assets (note 10.3 “property, plant and equipment”);

•

the tax expense calculated, for the half-yearly consolidated financial statements, by applying to the accounting result for the period the average annual tax rate estimated for the current tax year for each tax entity or group (note 9 “taxes”);

•	recognition of a deferred tax asset when it is probable that sufficient future taxable income will exist against which tax losses can be utilised (note 9 “taxes”);

•	determining the lease term and the discount rate to be applied to the lease payments, in connection with the application of IFRS 16 “leases” (note 10.3 “property, plant and equipment”);

•	capitalisation of development costs (note 10.2 “intangible assets”);

•	assessing dismantling provisions (note 15 “provisions”);

•	measurement of the fair value of energy derivative financial instruments (note 16.3 “fair value of financial assets and liabilities”);

•	the determination of the fair value of free shares and stock options (note 6.2 “payroll costs”).

NOTE 1.5.	INTEGRATION OF CLIMATE ISSUES IN THE PREPARATION OF THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS

Neoen sees the growing interest about climate issues as an opportunity, as it promotes the emergence of national and international policies in favor of renewable energies. Indeed, Neoen’s business operations actively contribute to the reduction of greenhouse gas emissions, which is often a priority policy objective announced by governments and international institutions. The development, construction, ownership and operation of solar and wind farms and storage facilities throughout the world contribute to the acceleration of the energy transition. Neoen therefore pays priority attention to local and global climate issues in its strategy and financial decisions.

Neoen has thus identified, in its financial statements closing process, the main risks associated with these climate issues in order to assess their potential impact on the financial statements, in particular by:

•	reviewing the useful life of certain assets that could be particularly exposed to climate issues;

•	including in the asset impairment tests the expected impacts on future cash flows, particularly with regard to maintenance requirements and insurance cover;

•	assessing risks to determine the amount of provisions that may be required.

The main risks identified result from both the possible materialisation of a physical risk and a transition risk related to regulatory changes. The physical risk relates to the occurrence of extreme weather events, the intensity of which is likely to increase, and which could have an adverse impact on the Group’s facilities and operations.

In this respect, although the risk associated with the occurrence of extreme weather events is moderate, the Group did not see any material impact in its interim financial statements at June 30, 2024, as it benefited from:

•

the geographic and technological diversification of its project portfolio, as all projects built were subject to a climate risk analysis during their development phase that ruled out the most exposed sites;

•	the construction of assets in line with robust (seismic, wind, flood, etc.) standards;

•

real-time monitoring of climate conditions in the areas in which the Group’s assets operate, enabling electricity production forecasts to be made based on statistical studies of local weather conditions;

•

insurance cover for its assets, in which weather issues play a fundamental role. The insurance includes cover for physical assets (property damage), the expected income from assets (business interruption) or debt and fixed operating costs, as appropriate, as well as additional O&M costs incurred during the repair of a damage. This tailor-made cover protects the Group and its assets as much as possible against uncertainty due to extreme weather events.

Neoen is also exposed to the regulatory challenges of its sector (nature and scope of the support measures for renewable energies aimed at speeding up the energy transition, constraints on the use of low-carbon materials and equipment, and specific recycling and dismantling obligations). The Group has exercised judgment in assessing the impact of these regulatory risks on the interim financial statements. Known or foreseeable regulatory changes in the short term, and in particular the Price Cap schemes introduced by various European countries, which are intended to limit the ability of renewable energy producers to benefit from periods of high market prices for electricity for the uncontracted portion of their production, are included in the forecasted cash flows. Known or foreseeable regulatory changes in the medium term are taken into account through sensitivity tests. Given the need to continue decarbonising electricity production in the various countries where the Group operates, it believes that regulatory changes are unlikely to have a significant impact on the life of its assets.

The consideration of climate change issues therefore had no material impact on the judgements made and the main estimates used in the preparation of the interim financial statements.

NOTE 2.	SEASONALITY

The Group’s photovoltaic and wind power generation facilities are locally affected by seasonal variations, inherent in sunshine and wind levels. However, given the technological mix, the diversity of the geographical locations and the rate of commissioning of additional production capacity resulting from the Group’s strong growth rate, this seasonal effect has not yet had a significant impact on the business.

NOTE 3.	CONSOLIDATION SCOPE

NOTE 3.1.	CONSOLIDATED COMPANIES

As at June 30, 2024, the Group is composed of 457 consolidated companies (“full consolidation method”) and 3 were consolidated using the equity method.

As a reminder, at December 31, 2023, the Group was composed of 444 consolidated companies (“full consolidation method”), and 3 were consolidated using the equity method.

NOTE 3.2.	CHANGES IN SCOPE

As part of its development, the Group regularly creates companies, and may be required to acquire entities in a relatively advanced development phase or offering growth or repowering prospects.

Furthermore, the Group proceeds on a regular but selective basis to the disposal of all, or a majority of projects or assets in its portfolio (farm-down).

Acquisitions of projects under development

The project acquisitions made during the first half of 2024 have been classified as acquisitions of individual assets rather than business combinations within the meaning of IFRS 3 “business combinations”.

During the first half of 2024, the Group acquired 100% of the equity interests in four solar power plant projects under development in Italy.

The Group has allocated the acquisition prices to the various identifiable assets acquired and liabilities assumed, resulting in the recognition of intangible assets totalling €2.0 million.

Farm-down operations

In January 2024, the Group sold 100% of its shares in four solar projects under development in France. This transaction generated net proceeds of €0.7 million, recorded under other current operating income and expenses (see note 7).

Other disposals and liquidations

Neoen sold 100% of its shares in Neoen Renewables Croatia and Fazan Sol (Croatia) and liquidated the entities Neoen Holding U.S and Neoen Wind USA (Americas), also owned at 100%.

These transactions did not have a material impact on the Group’s financial statements.

NOTE 3.3.	ASSETS AND LIABILITIES HELD FOR SALE

As of June 30, 2024 and December 31, 2023, the assets and liabilities held for sale presented in the consolidated statement of financial position correspond to those of the Metoro solar power plant in Mozambique and its holding company NP Investment II in Portugal, in the process of being sold (see note 1.3).

The main categories of assets and liabilities classified as held for sale are as follows:

In millions of euros	30.06.2024	31.12.2023
Non-current assets	26.7	27.9
Current assets	2.7	2.7
Cash and cash equivalents	3.5	4.3

Assets held for sale	32.9	34.9

Non-current liabilities	3.0	4.4
Current liabilities	33.9	33.6

Liabilities associated with assets held for sale	36.9	38.0

NOTE 4.	SEGMENT REPORTING

Accounting principles

Under IFRS 8, an operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenue and incur expenses;

•	whose operating results are regularly reviewed by the entity’s chief operating decision maker;

•	for which discrete financial information is available.

In accordance with IFRS 8 “operating segments”, segment information is presented based on the internal organisation and reporting used by the members of the Executive Committee and the Board of Directors who are the Group’s main operational decision-makers.

The Group uses the following operating segments:

•	solar: this segment includes to photovoltaic energy production;

•	wind: this segment includes to wind turbine production;

•	storage: this segment includes the activity related to independent batteries, directly connected to the grid;

•	farm-down: this segment includes to the disposal of all or a majority stake of projects or assets in the Group’s portfolio;

•	development and investments: this segment includes mainly development and financing activities.

The main financial indicators published are also broken down by geographical region. These are defined below:

•	Australia: this region includes production operations in Australia;

•	Europe–Africa: this region includes production operations in Europe and Africa;

•	Americas: this region includes production operations in North America, Central America, South America and the Caribbean.

Adjusted EBITDA

Adjusted EBITDA is used in the assessment of performance because the Management Committee and the Board of Directors consider that this information is the most relevant for understanding the results of each segment compared to other entities involved in that business.

Adjusted EBITDA corresponds to current operating income, which includes net proceeds from the disposal of projects or assets in the portfolio resulting from the farm-down activity, restated for:

•	current operating amortisation;

•	the personnel expense resulting from the application of IFRS 2 “share-based payments”;

•	and the change in fair value of energy derivative financial instruments (see note 16.3) recorded in other current operating income and expenses.

Neoen concludes medium to long-term power purchase agreements with commercial counterparties, known as Corporate Power Purchase Agreements (“CPPA”). Some of these agreements provide for a financial settlement between the parties and as such are derivative financial instruments under IFRS 9 “financial Instruments”. Changes in fair value of these contracts, which are not classified as hedging instruments, are recognised in current operating income in the Group’s financial statements. These changes, associated with price movements in the electricity markets, are volatile and non-controllable, and will extinguish when the underlying physical production is delivered. Therefore, the Group has decided to restate the change in fair value of these energy derivative financial instruments (which has no cash impact) from both EBITDA and EBIT, alternative performance indicators used in its segment reporting (see note 16.3).

The reconciliation between current operating income and adjusted EBITDA is as follows:

In millions of euros	Notes	HY 2024	HY 2023
Current operating income		139.6	197.2

Current operating amortisation	10.2 and 10.3	95.1	86.5
IFRS 2 expense	6.2	1.7	2.3
Change in fair value of energy derivative financial instruments	7	(4.4)	(33.8)

Adjusted EBITDA		231.9	252.2

Adjusted EBIT

The reconciliation between current operating income and adjusted EBIT is as follows:

In millions of euros	Notes	HY 2024	HY 2023
Current operating income		139.6	197.2

Change in fair value of energy derivative financial instruments	7	(4.4)	(33.8)

Adjusted EBIT		135.1	163.4

Segment reporting

Segment results for the first half of 2024 and the first half of 2023 for each of the Group’s operating segments (solar, wind, storage, farm-down, development and investments), including eliminations are presented as follows:

In millions of euros	Wind power	Solar power	Storage	Farm-down	Development - Investment(2)	Eliminations(3)	HY 2024
Income statement
Revenue	115.4	110.2	29.7	—	49.0	(48.5)	255.7
Adjusted EBITDA(1)	83.0	133.3	38.7	0.7	(28.7)	4.8	231.9
Adjusted EBIT(1)	43.3	94.9	26.6	0.7	(44.0)	13.7	135.1
Balance Sheet
Intangible assets and property, plant and equipment	2,838.4	2,785.0	950.5	—	32.4	(174.8)	6,431.5
Cash flow statement
Acquisition of intangible and tangible fixed assets	93.9	287.1	392.9	—	16.1	3.1	793.2

In millions of euros	Wind power	Solar power	Storage	Farm-down	Development- Investment(2)	Eliminations(3)	HY 2023
Income statement
Revenue	130.3	116.0	30.2	—	27.3	(26.9)	277.0
Adjusted EBITDA(1)	105.3	114.8	23.6	27.3	(32.4)	13.7	252.2
Adjusted EBIT(1)	70.0	79.7	11.4	27.3	(39.9)	14.9	163.4
Balance Sheet
Intangible assets and property, plant and equipment	2,509.2	2,310.4	442.8	—	27.6	(141.4)	5,148.5
Cash flow statement
Acquisition of intangible and tangible fixed assets	209.6	125.3	124.2	—	(1.1)	11.0	469.0

1)	The concepts of adjusted EBITDA and adjusted EBIT are defined above.
2)

Revenue in this segment is mainly generated through sales of services by Neoen S.A. to other entities of the Group (eliminated on consolidation, except for amounts invoiced to Group holdings that are not fully consolidated) but also through sales of services to third parties.

3)

The eliminations mainly concern the cancellation of invoices for services rendered by Neoen S.A. to its project companies for the development, supervision and administrative management of the production assets as well as the capitalisation of development costs in accordance with IAS 38 “intangible assets”.

In millions of euros	Australia	Europe-Africa	Americas	Development - Investment(2)	Eliminations(3)	HY 2024
Income statement
Revenue	94.0	113.9	47.4	49.0	(48.5)	255.7
Adjusted EBITDA(1)	94.5	93.7	67.6	(28.7)	4.8	231.9
Adjusted EBIT(1)	54.5	57.3	53.7	(44.0)	13.7	135.1
Balance Sheet
Intangible assets and property, plant and equipment	3,055.9	2,618.8	899.2	32.4	(174.8)	6,431.5
Cash flow statement
Acquisition of intangible and tangible fixed assets	526.2	203.4	44.4	16.1	3.1	793.2

In millions of euros	Australia	Europe-Africa	Americas	Development - Investment(2)	Eliminations(3)	HY 2024
Income statement
Revenue	107.6	130.2	38.7	27.3	(26.9)	277.0
Adjusted EBITDA(1)	101.2	141.4	28.4	(32.4)	13.7	252.2
Adjusted EBIT(1)	64.6	108.9	15.0	(39.9)	14.9	163.4
Balance Sheet
Intangible assets and property, plant and equipment	2,202.4	2,206.7	853.2	27.6	(141.4)	5,148.5
Cash flow statement
Acquisition of intangible and tangible fixed assets	266.2	163.5	29.5	(1.1)	11.0	469.0

1)	The concepts of adjusted EBITDA and adjusted EBIT are defined above.
2)

Revenue in this segment is mainly generated through sales of services by Neoen S.A. to other entities of the Group (eliminated on consolidation, except for amounts invoiced to Group holdings that are not fully consolidated) but also through sales of services to third parties.

3)

The eliminations mainly concern the cancellation of invoices for services rendered by Neoen S.A. to its project companies for the development, supervision and administrative management of the production assets as well as the capitalisation of development costs in accordance with IAS 38 “intangible assets”.

For additional information, the indicators below are broken down by location of consolidated entities:

	Revenue		Intangible assets and Property, Plant and Equipment
In millions of euros	HY 2024	HY 2023	30.06.2024	30.06.2023
Australia	94.0	107.6	3,055.9	2,202.4
France	77.0	78.2	1,333.5	1,159.1
Rest of the world	84.7	91.1	2,042.2	1,786.9

Total	255.7	277.0	6,431.5	5,148.5

NOTE 5.	REVENUE

The breakdown of revenue is as follows:

In millions of euros	Solar	Wind	Storage	Other	HY 2024	Solar	Wind	Storage	Other	HY 2023
Electricity	80.7	75.8	—	—	156.4	76.5	90.7	—	—	167.2
Green certificates	14.3	15.1	—	(0.0)	29.4	16.8	14.9	—	—	31.7

Energy sales under contract	94.9	90.9	—	(0.0)	185.8	93.3	105.6	—	—	198.9

Electricity	13.9	12.1	21.9	—	47.9	14.8	21.0	22.1	—	57.9
Green certificates	0.4	3.0	—	—	3.4	6.8	3.6	—	0.0	10.3

Energy sales in the market	14.3	15.1	21.9	—	51.3	21.6	24.6	22.1	0.0	68.3

Services rendered(1)	0.0	—	—	0.5	0.5	—	—	—	0.3	0.3
Other items(2)	0.9	9.4	7.8	0.0	18.1	1.2	0.1	8.0	0.1	9.5
Other revenue	0.9	9.4	7.8	0.5	18.6	1.2	0.1	8.0	0.4	9.8

Total revenue	110.2	115.4	29.7	0.5	255.7	116.0	130.3	30.2	0.4	277.0

1)	This mainly concerns administrative management, supervision and development services for non-group entities.
2)	Corresponds mainly to revenues generated by a Capacity Purchase Agreement (CPA) for a wind power plant in Australia, as well as services provided to the network by the Australian batteries.

NOTE 6.	EXTERNAL EXPENSES AND EMPLOYEE EXPENSES

NOTE 6.1.	EXTERNAL EXPENSES

In millions of euros	HY 2024	HY 2023
Maintenance and repair expenses	(27.9)	(22.8)
Other external expenses	(43.2)	(35.6)

Total of external expenses	(71.1)	(58.5)

Maintenance and repair expenses mainly correspond to maintenance costs of the plants in operation.

Other external expenses mainly include:

•	operating expenses for power plants in operation (network connection costs, costs associated with managing network frequency, insurance);

•	electricity purchases through dedicated storage facilities;

•	structural costs (fees, consulting, subcontracting, IT, insurance);

•	non-capitalised development costs because they do not meet the capitalisation criteria laid down by IAS 38 “intangible assets”.

The increase in external expenses is mainly due to the growth of the Group’s activities.

NOTE 6.2.	EMPLOYEE EXPENSES AND BENEFITS

Payroll costs

In the first half of 2024, payroll costs amounted to €(15.8) million compared with €(13.2) million in the first half of 2023. The increase in personnel costs is mainly due to the increase in the number of employees.

Share-based payments

In the first half of 2024, the expense related to the allocation of free shares recognised in payroll costs amounted to €(1.7) million, compared with €(2.3) million in the first half of 2023.

Composition of the share subscription plans

	2018 Plan	2018 Plan		TOTAL
Date of General Shareholders’ meeting	29/05/2018	04/07/2018
Date of the Chairman’s decision	30/05/2018	05/07/2018
Total number of shares that can be subscribed or purchased	45,000	65,000
Start of option exercise period	31/05/2021	06/10/2020
End of option exercise period	30/05/2023	05/07/2023
Subscription or purchase price	10.00	€10.00	€
Adjusted subscription or purchase price following the capital increase of April 9, 2021(1)	9.25	€9.25	€
Adjusted subscription or purchase price following the capital increase of March 29, 2023(2)	8.50	€8.50	€
Number of options

Existing at January 1st, 2023	15,810	10,810		26,620

Notified	—	—		—
Cancelled	5,881	—		5,881
Exercised	11,321	11,674		22,995
Adjustment following the capital increase of March 29, 2023(2)	1,392	864		2,256

Existing at January 1st, 2024	—	—		—

Notified	—	—		—
Cancelled	—	—		—
Exercised	—	—		—
Adjustment following the capital increase of March 29, 2023(2)	—	—		—

Existing at June 30th, 2024	—	—		—

Composition of the free share allocation plans

	2020 Plan	2021 Plan	2022 Plan	2023 Plan	2024 Plan	TOTAL
Date of General Shareholders’ meeting	26/05/2020	26/05/2020	25/05/2021	25/05/2021	10/05/2023
Date of the decision to allocate by the Chairman/Board of Directors	02/07/2020	10/03/2021	14/03/2022	28/02/2023	28/02/2024
Total number of free shares allocated	140,000	272,302	164,046	221,766	729,303
Shares vesting date	03/07/2023	11/03/2024	14/03/2025	28/02/2026	01/02/2027
End of holding period	—	—	—	—
Total number of free shares allocated

Existing at January 1st, 2023	115,291	279,306	164,046	—		558,643

Notified	—	—	—	221,766		221,766
Cancelled	—	8,922	4,986	9,130		23,038
Definitively allocated	125,443	—	—	—		125,443
Adjustment following the capital increase of March 29, 2023(1)	10,152	24,596	14,234	19,536		68,518

Existing at January 1st, 2024	—	294,980	173,294	232,172		700,446

Notified					729,303	729,303
Cancelled		29,076	11,323	21,339		61,738
Definitively allocated		265,904				265,904

Existing at June 30th, 2024		—	161,971	210,833	729,303	1,102,107

1)

Following the capital increase with preferential subscription rights carried out on April 9, 2021, and in accordance with the applicable legal provisions and the stipulations of the free share and stock option plans, the Chairman and Chief Executive Officer, acting on a delegation of authority from the Board of Directors, adjusted the rights of beneficiaries of free shares and stock options (coefficient of 1.081).

2)

Following the capital increase with preferential subscription rights carried out on March 29, 2023, and in accordance with the applicable legal provisions and the stipulations of the free share and stock option plans, the Chairman and Chief Executive Officer, acting on a delegation of authority from the Board of Directors, adjusted the rights of beneficiaries of free shares and stock options (coefficient of 1.088).

NOTE 7.	OTHER CURRENT OPERATING INCOME AND EXPENSES

In millions of euros	HY 2024	HY 2023
Change in fair value of energy derivative financial instruments	4.4	33.8
Farm-down	0.7	27.3
Other current operating income	81.7	35.6
Other current operating expenses	(2.0)	(1.3)

Other current operating income and expenses	84.9	95.4

Change in fair value of energy derivative financial instruments

The change in the fair value of energy derivative financial instruments relates to the Corporate Power Purchase Agreements (“CPPAs”) not classified as hedges, entered into to economically hedge the risk associated with fluctuations in electricity prices in Finland for €12.5 million (compared to €39.8 million in the first half of 2023), in Australia for €(8.0) million (compared to €(6.0) million in the first half of 2023), in France for €(1.6) million and in Sweden for €1.6 million.

Farm-down

The farm-down proceeds recognised during the first half of 2024 correspond to the sale of 100% of four solar projects under development in France, for net proceeds of €0.7 million. During the first half of 2023, the farm-down proceeds corresponded to the sale of 100% of the Cabrela solar power plant in Portugal for net proceeds of €27.3 million.

Other current operating income

Other current operating income recognised during the first half of 2024, mainly comprises contractual compensation for loss of revenue from delays in the commissioning of certain power plants, due to the contractors responsible for their construction. These contractual compensations amounted to €71.5 million, compared with €32.0 million in the first half of 2023. In the first half of 2024, it also comprises the insurance compensation for loss of revenue amounted to €6.4 million.

NOTE 8.	NON-CURRENT OPERATING ITEMS

In millions of euros	HY 2024	HY 2023
Prior period development costs	(4.4)	(1.8)
Gains and losses on disposal of assets	0.3	(1.7)
Other income	0.0	0.2
Other expenses	(6.1)	(0.4)

Other non-current operating income and expenses	(10.2)	(3.7)

Impairment of capitalised development costs	(1.6)	(2.5)
Other asset impairments	(0.0)	(0.0)
Reversals of impairment of capitalised development costs	2.8	1.1
Reversals of impairment losses on property, plant and equipment and intangible assets	—	1.9

Impairment of non-current assets	1.2	0.5

Other non-current operating income and expenses

Capitalised development costs for which the Group considers that the criteria for capitalisation set out in IAS 38 “intangible assets” are no longer met, as a result of external events beyond its control, are recognised in other non-current operating expenses for the financial period.

In the first half of 2024, other expenses mainly concern non-recurring transaction costs.

Impairment of non-current assets

Impairment of capitalised development costs in the first half of 2024 mainly correspond to projects in Australia, France, Sweden, Salvador and Italy. In the first half of 2023, these last mainly corresponded to the impairment of projects in Ireland, Australia, and in Mexico.

Reversals of impairment losses on capitalised development costs in the first half of 2024 and 2023 relate to projects abandoned by the Group.

In the first half of 2023, reversals of impairment losses on property, plant and equipment and intangible assets correspond to a reversal of impairment losses on a tangible asset sold in the United States.

NOTE 9.	TAXES

Accounting principles

For interim financial statements, the tax expense is calculated for each tax entity by applying the effective rate estimated on the basis of forecasts made for the Group’s main entities to the taxable income for the period.

Income tax

In millions of euros	HY 2024	HY 2023
Profit before tax	40.5	117.8
Income tax	(8.4)	(27.1)

Effective tax rate	20.8%	23.1%

The tax charge amounts to €(8.4) million in the first half of 2024 compared with €(27.1) million in the first half of 2023, representing an effective tax rate of respectively 20.8% compared with 23.1%.

In the first half of 2024, the difference between the theoretical tax rate of 25.0% and the effective tax rate of 20.8% (– 4.2 points) is mainly explained by:

•	the effect of expenses incurred in connection with the application of IFRS 2 “share-based payments”;

•	the existence of tax rates that differ from Neoen S.A.’s rate in certain regions;

•	the impact of local tax rules relating to currency effects as well as the effects of inflation (Mexico) and hyperinflation (Argentina).

In the first half of 2023, the difference between the theoretical tax rate of 25.0% and the effective tax rate of 23.1% (– 1.9 point) was mainly explained by:

•	the non-taxation of the capital gain on the sale of the Cabrela power plant in Portugal (farm-down operation) in accordance with the applicable tax rules;

•	the existence of tax rates that differ from Neoen S.A.’s rate in certain regions;

•

the limitation of deferred tax assets to the amount of deferred tax liabilities for certain entities, particularly in Mexico, in view of their earnings outlook, and the time limitation for the possible use of tax losses;

•	the effect of expenses incurred in connection with the application of IFRS 2 “share-based payments”.

NOTE 10.	GOODWILL, INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

NOTE 10.1.	GOODWILL

The goodwill presented relates to the acquisition in 2019 of Irish wind power plants in operation. In the absence of any indication of impairment during the first half of 2024, no impairment has been recognised as of June 30, 2024.

NOTE 10.2.	INTANGIBLE ASSETS

Changes in intangible assets break down as follows:

	In millions of euros	Capitalised development costs - Operation	Capitalised development costs - Studies(4)	Other intangible assets	Total
	As of December 31st, 2023	141.9	138.1	111.3	391.3
Gross amounts	Acquisitions(1)	7.3	35.3	6.2	48.8
	Disposals and scrapping(2)	—	(5.0)	—	(5.0)
	Changes in consolidation scope	—	(1.5)	2.0	0.5
	Impact of fluctuation in foreign exchange rates	0.7	0.6	0.5	1.7
	Reclassifications and others(3)	0.8	1.4	19.0	21.1

	As of June 30th, 2024	150.7	168.9	138.9	458.6

Amortisation and impairment	As of December 31st, 2023	(22.7)	(9.1)	(12.2)	(44.0)
	Charge for amortisation	(2.1)	(0.0)	(1.7)	(3.8)
	Impairment loss(5)	—	(1.6)	—	(1.6)
	Reversal of impairment loss	—	2.8	—	2.8
	Disposals and scrapping(2)	—	(0.1)	—	(0.1)
	Impact of fluctuation in foreign exchange rates	(0.1)	(0.0)	(0.1)	(0.2)
	Reclassifications and others	0.1	(0.1)	—	—

	As of June 30th, 2024	(24.8)	(8.1)	(14.0)	(47.0)

Net amounts	As of December 31st, 2023	119.2	129.1	99.1	347.3

	As of June 30th, 2024	125.9	160.8	124.9	411.6

1)

During the first half of 2024, the Group capitalised expenses directly attributable to project development in the amount of €42.6 million. These investments mainly concern projects located in France, Australia, Finland, Italy.

2)	Corresponds to the scrapping of projects abandoned during the period and the farm-down of four French solar projects.

3)

Reclassifications and others mainly include a revaluation of intangible assets of projects under development acquired in Canada as of December 31st, 2023, which were awarded a tender in the first half of 2024.

4)

At June 30, 2024, “Capitalised development costs – Studies” amounts to €160.8 million in net value, and includes €22.9 million in capitalised expenses relating to projects for which the tariff is secured.

5)	Other impairments mainly relate to projects under development in Australia, France, Sweden, Salvador and Italy.

NOTE 10.3.	PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment are as follows:

	In millions of euros	Production assets	Production assets in progress	Lease rights of use(3)	Other property, plant and equipment	Total
	As of December 31st, 2023	3,874.2	1,927.6	325.6	57.4	6,184.7

Gross amounts	Acquisitions(1)	0.0	567.6	—	7.1	574.6
	Change in decommissioning assets	5.6	—	—	—	5.6
	Disposals and scrapping	(0.1)	—	(0.4)	(0.1)	(0.6)
	Changes in consolidation scope	—	(0.1)	(0.6)	(0.5)	(1.2)
	Impact of fluctuation in foreign exchange rates	30.0	17.3	1.3	0.5	49.0
	Reclassifications and others(2)	691.6	(690.9)	66.1	(1.4)	65.5

	As of June 30th, 2024	4,601.3	1,821.4	392.0	62.9	6,877.6

	As of December 31st, 2023	(727.0)	(1.0)	(28.9)	(4.4)	(761.3)
Amortisation and impairment	Charge of amortisation	(84.6)	—	(5.8)	(0.8)	(91.1)
	Disposals and scrapping	0.1	—	0.1	0.1	0.3
	Changes in consolidation scope	—	—	0.1	0.0	0.1
	Impact of fluctuation in foreign exchange rates	(5.6)	(0.0)	(0.1)	(0.0)	(5.7)

Net amounts	As of June 30th, 2024	(817.1)	(1.0)	(34.6)	(5.1)	(857.7)

	As of December 31st, 2023	3,147.2	1,926.6	296.7	53.0	5,423.5

	As of June 30th, 2024	3,784.3	1,820.4	357.4	57.8	6,019.9

1)

Acquisitions over the financial period mainly correspond to plants under construction or pre-construction, notably in Australia for €380.7 million, in Europe-Africa for €161.4 million and in Americas region for €32.5 million.

2)

Reclassifications and other in rights of use (€66.1 million) mainly correspond to new leases entered into fixed assets according to IFRS 16 “leases”, as well as extensions or indexations of leases in progress.

3)

This mainly concerns rights of use on land (for power plants under construction and in operation), for an amount of €342.4 million, as well as rights of use related to offices, for an amount of €15.0 million.

NOTE 10.4.	IMPAIRMENT OF GOODWILL AND FIXED ASSETS

Goodwill are tested annually in the second half of the year. In addition, goodwill, property, plant and equipment and intangible assets are tested for impairment whenever there is an indication that they may be impaired. For the first half of 2024, no indication of impairment has been identified.

NOTE 11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Changes in investments in associates and joint ventures are as follows:

In millions of euros	30.06.2024	31.12.2023
Total investments in associates and joint ventures - start of the period	15.6	24.4

Capital increases	15.1	0.2
Dividends paid	—	(0.5)
Share of net income of associates	(0.5)	0.0
Changes in fair value (other comprehensive income)	2.6	(4.9)
Reclassifications and others	(1.4)	(3.6)

Total investments in associates and joint ventures - end of the period	31.3	15.6

The investments in associated companies correspond to the Group’s holdings in Seixal in Portugal and in Storbötet Vind AB and Pk Lumivaara, in Finland.

NOTE 12.	OTHER NON-CURRENT FINANCIAL ASSETS

In millions of euros	30.06.2024	31.12.2023
Security deposits	81.3	80.5
Non-consolidated securities	5.2	5.1
Loans due in more than one year	72.3	89.4

Total other non-current financial assets	158.8	175.0

Security deposits correspond mainly to:

•	the financing reserve accounts set up in connection with project financing relating to production assets (Debt Service Reserve Account or DSRA);

•	deposits made in response to calls for tenders.

The non-consolidated shares correspond to the minority interests in the Cestas solar power plant and, following the farm-down operations of 2021 and 2022, in the Le Berger, Les Beaux Monts and Saint-Sauvant wind farms.

Loans due in more than one year are mainly composed of shareholder advances made to companies consolidated using the equity method, mainly in Finland.

NOTE 13.	CASH AND CASH EQUIVALENTS

In millions of euros	30.06.2024	31.12.2023
Cash	477.4	707.2
Cash equivalents	34.4	66.6

Total cash and cash equivalents	511.8	773.7

Cash and cash equivalents amounted to €511.8 million as of June 30, 2024, compared to €773.7 million as of December 31, 2023, a change of
–€261.9 million, and mainly correspond to cash and cash equivalents:

•	held by Neoen S.A. for €116.8 million, with a change in first half of 2024 of –€267.1 million that is mainly due to:

•	investments in the form of equity and shareholder loans in new projects and assets under construction for –€364.0 million, particularly in Australia, France, Italy, Portugal, Sweden and Finland;

•	the financing of development activities and structural costs for –€73.0 million;

•	the payment of financial expenses on green convertible bonds (“OCEANEs vertes”) and non-use fees on corporate lines for –€12.0 million;

•	payment in cash of the 2023 dividend for –€5.8 million;

•	dividends received and shareholder loans repayments made by project companies for +€91.8 million;

•	payments by project companies for development services for +€64.2 million, notably in Australia and Portugal;

•	the increase from farm-down operations for +€42.6 million.

•	located in the project companies and associated holding companies for €395.0 million, with a change in the first half of 2024 of +€5.2 million that results from the following:

•	for assets under construction, from drawings on senior debt and equity contributions to finance the construction of power plants; and

•

for assets in operation and finance holding companies, from cash flow generated by the business, intended in particular to ensure the repayment of project financing and the remuneration of contributions made by shareholders.

As of June 30, 2024, the cash position of the operating assets includes an amount of €17.2 million corresponding, for some French power plants, to the difference between the market prices and their power purchase agreement ones, to be paid to EDF OA in accordance with the applicable regulations (see note 17.2).

Cash equivalents mainly correspond to term accounts mainly opened in Australia, Portugal and Argentina for €34.4 million.

The reconciliation between the amount of cash and cash equivalents in the balance sheet and the amount of net cash in the cash flow statement is as follows:

In millions of euros	30.06.2024	31.12.2023
Cash and cash equivalents	511.8	773.7
Cash and cash equivalents classified as assets held for sale	3.5	4.3
Overdrafts	(0.0)	(0.1)

Net cash and cash equivalents of cash flow statement	515.3	778.0

NOTE 14.	SHAREHOLDERS’ EQUITY AND DETAILS OF DILUTIVE INSTRUMENTS

Capital management policy

Neoen group manages its capital within the framework of a prudent and rigorous financial policy which, since the creation of the Company, has been based on a desire to constantly optimise its financial structure, enabling it to finance its development, in accordance with its objectives of growth in installed capacity and internal rate of return (IRR). This is part of a diversification strategy, both geographic and technological, but also its exposure to currency risk. In addition to compliance with covenants and financial commitments made in connection with its project financing, most of which are without recourse to the Group’s parent company, and its corporate financing, Neoen group more specifically monitors its net debt-to-adjusted EBITDA and financial leverage-to-capital employed ratios on an all-in basis including all of the Group’s debt, whether corporate or set up to finance its projects, with a view to managing its capital structure.

This capital management policy is designed to enable it to continue to invest in value-generating projects, thereby maximising the creation of value for its shareholders, including its controlling shareholder for the past 10 years, Impala SAS. Neoen group may therefore make regular adjustments to this policy, particularly with regard to changes in economic conditions and access to debt and capital markets, and in this context to issue new shares, buy back own shares or authorise share-based payment plans.

Neoen group is not subject to any external minimum capital requirements, except as required by law.

Equity

Movements affecting the Group’s equity are detailed in the consolidated statement of changes in shareholders’ equity.

Share capital

During the financial period, the share capital was increased by 726,325 shares as a result of:

•	the creation of 641,770 shares for the portion of the 2023 dividend paid in shares;

•	the creation of 52,984 shares under a free share plan that expired on March 11, 2024;

•	the exercise of 31,571 shares as part of a capital increase reserved for employees.

These operations for a total of €17.5 million, including €1.5 million in share capital and an issue premium of €16.2 million, brought the share capital to €305.7 million and the issue premium to €1,949.2 million.

Treasury shares

At June 30, 2024, Neoen S.A. held directly or indirectly 188,338 treasury shares, resulting from a share buyback programme with a view to allocating them and executing a liquidity contract, representing €3.4 million at the closing date.

Dividends

The General Shareholders’ meeting of May 14, 2024 approved the distribution of a dividend of €0.15 per share with an option for payment of the dividend in new shares. This option resulted in the subscription of 641,770 new shares, i.e., a reinvestment rate of around 75%, and the payment of €5.8 million in cash (see note 1.3 “events of the period”).

Non-controlling interests

In millions of euros		Percentage of interest uncontrolled		Net profit from investments attributable to non-controlling interests	Investments attributable to non-controlling interests	Net profit from investments attributable to non-controlling interests	Investments attributable to non-controlling interests
Entity	Country	30.06.2024	31.12.2023	HY 2024	30.06.2024	HY 2023	31.12.2024
HWF 1	Australia	30.0%	30.0%	0.1	5.6	0.1	5.1
HWF 2	Australia	20.0%	20.0%	0.1	3.9	(0.0)	3.6
HWF 3	Australia	20.0%	20.0%	(0.0)	4.9	(0.1)	4.6
Björkliden Vindpark Ab	Finland	19.9%	19.9%	(0.0)	1.4	(0.1)	(0.4)
Hedet	Finland	19.9%	19.9%	(0.2)	(0.9)	(0.1)	(0.8)
Hexagone Energie	France	40.0%	40.0%	(0.1)	3.5	(0.0)	3.6
Centrale Eolienne du Pays entre Madon et Moselle	France	9.0%	9.0%	0.1	(0.4)	0.1	(0.5)
EREC	Jamaïca	50.0%	50.0%	(0.1)	(2.2)	(0.1)	(2.1)
Metoro	Mozambique	25.0%	25.0%	(0.0)	(0.5)	(0.1)	(0.4)
CSRTB Rio Maior, S.A.	Portugal	0.0%	0.0%	—	0.0	(0.5)	0.0
Alight Miranda AB	Sweden	49.0%	49.0%	0.0	4.1	(0.6)	(1.0)
Bangweulu Power Company	Zambia	19.7%	19.7%	(0.2)	1.5	0.0	1.5
Others				(0.2)	(0.4)	(0.1)	(0.3)

Total non-controlling interests				(0.6)	20.3	(1.6)	13.0

Dilutive instruments

(In number of shares)	30.06.2024	31.12.2023	30.06.2023	31.12.2022
Before impact of dilutive instruments
Number of shares	152,848,774	152,122,449	152,073,465	114,669,498
Number of treasury shares	188,338	329,784	254,370	146,347
Number of shares excluding treasury shares	152,660,436	151,792,665	151,819,095	114,523,151
Average number of shares before dilution(1)	152,226,551		133,171,123

Average number of adjusted shares before dilution(3)	152,226,551		139,300,858

Dilutive instruments(2)
Free shares	1,102,107	700,446	839,335	558,643
Stocks options	—	—	—	26,620
Convertible bonds 2020 (“OCEANEs”)	4,327,271	4,305,194	4,305,194	3,966,664
Convertible bonds 2022 (“OCEANEs”)	6,354,241	6,322,608	6,322,608	5,825,253

TOTAL	11,783,619	11,328,248	11,467,137	10,377,180

After impact of dilutive instruments
Number of shares	164,632,393	163,450,697	163,540,602	125,046,678
Number of treasury shares	188,338	329,784	254,370	146,347
Number of shares excluding treasury shares	164,444,055	163,120,913	163,286,232	124,900,331

Average number of shares after dilution(1)	163,782,484		144,093,282

Average number of adjusted shares after dilution(3)	163,782,484		150,664,925

1)	Average number of shares over the financial period excluding treasury shares and before taking into account the adjustment factors described in note (2) below.
2)

Following the distribution of a dividend in the first half of 2024, in accordance with the applicable legal provisions and the stipulations of the terms and conditions of the green convertible bonds (“OCEANEs vertes 2020”) and of the green convertible bonds (“OCEANEs vertes 2022”), the Chairman and Chief Executive Officer, on delegation of the Board of Directors, has proceeded to the adjustment of the green convertible bond (“OCEANEs vertes 2020”) and the green convertible bonds (“OCEANEs vertes 2022”) (coefficient of 1.005).

Following the distribution of a dividend in the first half of 2023 and in accordance with the applicable legal provisions and the stipulations of the terms and conditions of the green convertible bonds (“OCEANEs vertes 2020”) and of the green convertible bonds (“OCEANEs vertes 2022”), the Chairman and Chief Executive Officer, on delegation of the Board of Directors, has proceeded to the adjustment of the green convertible bond (“OCEANEs vertes 2020”) and the green convertible bonds (“OCEANEs vertes 2022”) (coefficient of 1.004).

Following the capital increase of March 29, 2023 with preferential subscription rights and in accordance with the applicable legal provisions and the stipulations of the free share plans and stock option plans and the terms and conditions of the green convertible bonds issued by Neoen S.A. on June 2, 2020 (the “OCEANEs vertes 2020”) and on September 14, 2022 (the “OCEANEs vertes 2022”), the Chairman and Chief Executive Officer proceeded, on delegation of the Board of Directors, to the adjustment of the rights (i) of the beneficiaries of free shares and stock options (coefficient 1.088) an ii) of the holders of green convertible bonds “OCEANEs vertes 2020” and “OCEANEs vertes 2022” (coefficient 1.081).

Following the distribution of a dividend in the first half of 2022 and in accordance with the applicable legal provisions and the stipulations of the terms and conditions of the convertible bonds and of the green convertible bonds (“OCEANEs vertes 2020”), the Chairman and Chief Executive Officer, on delegation of the Board of Directors, has proceeded to the adjustment of the convertible bond (“OCEANEs 2019”) and the green convertible bonds (“OCEANEs vertes 2020”) (coefficient of 1.003).

Following the capital increase of April 9, 2021 with preferential subscription rights and in accordance with the applicable legal provisions, the stipulations of the free share plans and stock option plans and the terms and conditions of the convertible bonds issued by Neoen S.A. on October 7, 2019 (the “OCEANEs 2019”) and of the green convertible bonds issued in June 2, 2020 (the “OCEANEs vertes 2020”), the Chairman and Chief Executive Officer proceeded, on delegation of the Board of Directors, to the adjustment of the rights of the beneficiaries of free shares, stock options (coefficient of 1.081), convertible bonds (“OCEANEs 2019”) and green convertible bonds (“OCEANEs vertes 2020”) (coefficient of 1.075).

Besides, the vast majority of the convertible bonds (“OCEANEs 2019”) were converted in 2022 and were repaid for the residual portion (see note 1.3 “events of period”).

3)

In accordance with IAS 33 “earnings per share”, the number of ordinary shares (used to calculate basic and diluted earnings per share) for all periods prior to the capital increase with preferential subscription rights on March 29, 2023, has been adjusted by a factor of 1.083 to reflect the effect of the capital increase.

NOTE 15.	PROVISIONS

The main movements affecting provisions in the first half of 2024 were as follows:

	Non-current provisions			Current provisions
In millions of euros	Dismantling provision	Other provisions	Total	Dismantling provision	Other provisions	Total	Total
As of December 31, 2023	143.7	0.4	144.1	4.7	0.1	4.8	148.9

Constituted over the period	5.6	—	5.6	—	—	—	5.6
Undiscounting	3.5	—	3.5	—	—	—	3.5
Impact of exchange rate changes	1.1	—	1.1	0.1	—	0.1	1.1

As of June 30, 2024	153.9	0.4	154.2	4.8	0.1	4.9	159.1

NOTE 16.	FINANCING AND FINANCIAL INSTRUMENTS

NOTE 16.1.	FINANCIAL RESULT

In millions of euros	HY 2024	HY 2023
Loan interest	(95.6)	(77.7)
Financial expenses associated with derivatives	18.9	6.7
Interest associated with lease obligations	(6.3)	(4.5)

Cost of debt	(83.0)	(75.5)

Shareholder loan interest income and expenses	(0.7)	(0.5)
Foreign exchange gains and losses	(1.6)	(3.7)
Other financial income and expenses	(4.8)	3.4

Total other financial income and expenses	(7.1)	(0.8)

Financial result	(90.1)	(76.3)

The increase in the cost of debt is mainly explained by the increase in the number of power plants in operation under financing.

This effect was partially offset by the impact of the gradual repayment of financing for power plants in operation.

In the first half of 2024, the total of other financial income and expenses consisted mainly of:

•

other financial expenses, up by –€8.2 million, mainly due to the write-off of loan issuance costs and early repayment penalties relating to the refinancing of a portfolio of assets in Australia and the renegotiation of Neoen S. A.’s syndicated credit facility for €(9.8) million (see note 1.3), and financial expenses mainly comprising the cost of security deposits and guarantees, and the undiscounting of provisions for decommissioning and other non-current liabilities, which increased in particular due to the growth in the number of assets in operation. These effects were partially offset by interest generated on deposits, related in particular to the increase in remuneration rates between the first half of 2023 and the first half of 2024;

•

foreign exchange gains and losses of €(1.6) million, of which (i) €(4.1) million related to the Group’s non-dollarized exposure in Argentina, offset by (ii) €1.4 million in foreign exchange gains related to a loan repayment denominated in Australian dollar and (iii) €0.5 million in net gains realised on bank accounts and deposits denominated in Australian dollars.

NOTE 16.2.	NET DEBT

In millions of euros	30.06.2024	31.12.2023
Senior financing of projects	3,355.7	2,921.5
Junior financing of projects	76.6	73.9
Lease liabilities	380.9	314.7
Corporate financing	428.6	424.0
Non-controlling investors and others	51.6	54.9
Interest rate derivative liabilities	1.4	15.0

Financial debt	4,294.9	3,804.1

Non-controlling investors and others	(51.6)	(54.9)

Adjusted financial debt	4,243.3	3,749.1

Cash equivalents	(34.4)	(66.6)
Cash	(477.4)	(707.2)

Total cash and cash equivalents	(511.8)	(773.7)

Guarantee deposits	(81.3)	(80.5)
Interest rate derivative assets	(244.4)	(214.9)

Total other assets	(325.7)	(295.4)

Total net debt	3,405.8	2,680.0

As of June 30, 2024, net debt increased by +€725.8 million compared to December 31, 2023. This change is mainly due to an increase in senior financing for projects in line with the growth of the Group’s secured portfolio, and by the decrease in cash and cash equivalent resulting from the gradual injection into projects of the funds raised during the capital increase of March 29, 2023.

As of June 30, 2024, the cash taken into account in the net debt calculation included €17.2 million (compared with €19.7 million as of December 31, 2023), corresponding, for some French power plants, to the difference between the market prices received by them and their power purchase agreement prices pending repayment to EDF OA. This amount is due to be repaid in 2024.

Breakdown of current / non-current financial debt

In millions of euros	Non-current	Current	30.06.2024	Non-current	Current(1)	31.12.2023
Senior financing of projects	3,194.8	161.0	3,355.7	2,621.6	299.9	2,921.5
Junior financing of projects	70.5	6.1	76.6	69.8	4.2	73.9
Lease liabilities	368.1	12.9	380.9	303.3	11.4	314.7
Corporate financing	262.9	165.6	428.6	421.5	2.6	424.0
Non-controlling investors and others	51.3	0.3	51.6	54.6	0.3	54.9
Interest rate derivative liabilities	1.4	—	1.4	14.6	0.4	15.0

Total financial debt	3,949.0	345.9	4,294.9	3,485.3	318.8	3,804.1

1)	As of December 31, 2023, senior financing for current projects included the acceleration of debts for the power plant of El Llano in Mexico for €110.1 million (US$120.4 million).

Breakdown of financial debt by currency

(Counter value in millions of euros at closing price)	EUR	USD	AUD	CAD	Others	30.06.2024
Senior financing of projects	1,226.2	457.6	1,632.4	39.6	—	3,355.7
Junior financing of projects	76.6	—	—	—	—	76.6
Lease liabilities	262.6	4.0	98.8	3.5	12.0	380.9
Corporate financing	428.6	—	—	—	—	428.6
Non-controlling investors and others	37.9	12.0	1.7	—	—	51.6
Interest rate derivative liabilities	1.0	—	0.4	—	—	1.4

Total financial debt	2,032.8	473.6	1,733.4	43.1	12.0	4,294.9

(Counter value in millions of euros at closing price)	EUR	USD	AUD	CAD	Others	31.12.2023
Senior financing of projects	1,187.1	466.1	1,248.9	19.4	—	2,921.5
Junior financing of projects	73.9	—	—	—	—	73.9
Lease liabilities	241.4	4.1	54.0	3.4	11.9	314.7
Corporate financing	424.0	—	—	—	—	424.0
Non-controlling investors and others	41.4	11.6	2.0	—	—	54.9
Interest rate derivative liabilities	5.6	—	9.4	—	—	15.0

Total financial debt	1,973.3	481.8	1,314.2	22.8	11.9	3,804.1

Breakdown of financial debt by interest rate type

The breakdown of borrowings by type of interest rate includes the effect of interest rate derivatives classified as hedging instruments under IFRS 9 “financial Instruments”.

	30.06.2024
	Initial debt structure		Impact of derivatives	Final debt structure
In millions of euros	in amount	% of debt	in amount	in amount	% of debt
Fixed rate	1,707.1	40%	2,087.1	3,794.2	88%
Variable rate	2,586.4	60%	(2,087.1)	499.3	12%

Borrowings and financial debts	4,293.5	100%	—	4,293.5	100%

	31.12.2023
	Initial debt structure		Impact of derivatives	Final debt structure
In millions of euros	in amount	% of debt	in amount	in amount	% of debt
Fixed rate	1,693.0	45%	1,631.0	3,324.0	88%
Variable rate	2,096.1	55%	(1,631.0)	465.1	12%

Borrowings and financial debts	3,789.1	100%	—	3,789.1	100%

The financing of projects generally subscribed at variable rates and the flow of variable interest are hedged, which generally represents 75% or more of the amount financed at variable rates.

Breakdown of total financial debt by maturity

In millions of euros	Less than 1 year	Between 1 and 5 years	More than 5 years	30.06.2024
Senior financing of projects	161.0	1,491.9	1,702.8	3,355.7
Junior financing of projects	6.1	12.2	58.3	76.6
Lease liabilities	12.9	34.4	333.7	380.9
Corporate financing	165.6	262.9	(0.0)	428.6
Non-controlling investors and others	0.3	3.8	47.4	51.6
Interest rate derivative liabilities	—	0.9	0.5	1.4

Total financial debt	345.9	1,806.2	2,142.8	4,294.9

In millions of euros	Less than 1 year(1)	Between 1 and 5 years	More than 5 years	31.12.2023
Senior financing of projects	299.9	1,149.5	1,472.1	2,921.5
Junior financing of projects	4.2	11.4	58.3	73.9
Lease liabilities	11.4	30.0	273.3	314.7
Corporate financing	2.6	421.5	—	424.0
Non-controlling investors and others	0.3	3.9	50.7	54.9
Interest rate derivative liabilities	0.4	4.4	10.2	15.0

Total financial debt	318.8	1,620.7	1,864.6	3,804.1

1)	As of December 31, 2023, senior financing of projects due within one year included the acceleration of the debts of the El Llano power plant in Mexico for €110.1 million (US$120.4 million).

Breakdown of financial debt by flow

			Change without cash impact
In millions of euros	31.12.2023	Cash flows	Effect of exchange rate changes	Change in consolidation scope	Changes in fair value and amortised cost	Accrued interest	Other changes	30.06.2024
Senior financing of projects	2,921.5	395.6	24.0	—	13.2	1.4	(0.0)	3,355.7
Junior financing of projects	73.9	0.5	—	—	0.1	2.2	—	76.6
Lease liabilities	314.7	(4.0)	1.3	(0.5)	—	0.8	68.7	380.9
Corporate financing	424.0	(4.7)	(0.0)	—	2.1	0.1	7.1	428.6
Non-controlling investors and others	54.9	(3.7)	0.1	0.3	—	—	0.0	51.6
Interest rate derivative liabilities	15.0	0.0	0.0	—	(13.6)	—	—	1.4

Total financial liabilities	3,804.1	383.6	25.4	(0.2)	1.8	4.5	75.7	4,294.9

Senior project financing

In the first half of 2024, senior project financing increased by +€434.2 million, mainly due to:

•

drawdowns on loans issued in connection with the financing of Group projects for €923.5 million, including €828.8 million in Australia (of which €622.7 million as part of the refinancing of a portfolio of Australian assets), €74.2 million in Europe-Africa and €20.5 million in Americas;

•	loan repayments for €(527.9) million (of which €(438.6) million of early repayments as part of the refinancing of a portfolio of Australian assets, see note 1.3);

•	impact of exchange rates fluctuations for €24.0 million;

•	change in amortised cost of borrowing for €13.2 million.

Junior project financing

Junior financing mainly comprises junior debt on project entities.

Lease liabilities

The increase of +€66.2 million compared to December 31, 2023 is mainly due to the entry into force of new leases or revaluations for €68.7 million, and to reimbursements for €(4.0) million.

Corporate financing

As of June 30, 2024, corporate financing mainly corresponds to the green convertible bonds issued in June 2020 and September 2022. The increase of
+€4.5 million over the period is mainly attributable to (i) the amortisation of issue premiums relating to these green convertible bonds for €7.1 million (ii) the change in amortised cost for €2.1 million, partially offset by (iii) the recognition of €(4.7) million of issuance costs in connection with the refinancing of Neoen S.A.’s syndicated loan (see note 1.3).

Non-controlling investors and others

This item mainly comprises minority shareholder loans contributions as part of project financing.

Interest rate derivative liabilities

The decrease in interest-rate derivatives liabilities is mainly the result of a change in fair value. This decrease of –€13.6 million is the consequence of a recent increase in long-term interest rates in the Euro zone and in Australia.

NOTE 16.3.	DERIVATIVE FINANCIAL INSTRUMENTS

	Assets			Liabilities
As of June 30th, 2024 (In millions of euros)	Non-current	Current	Total	Non-current	Current	Total
Energy derivative financial instruments	99.7	9.7	109.4	7.9	9.1	17.0
Interest rate derivative financial instruments	201.9	42.5	244.4	1.4	—	1.4

Total	301.6	52.2	353.8	9.3	9.1	18.4

	Assets			Liabilities
As of December 31st, 2023 (In millions of euros)	Non-current	Current	Total	Non-current	Current	Total
Energy derivative financial instruments	72.8	19.1	91.9	1.5	3.4	4.9
Interest rate derivative financial instruments	179.7	35.2	214.9	14.6	0.4	15.0

Total	252.5	54.3	306.8	16.1	3.7	19.8

NOTE 16.4.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Accounting principles

The fair value of an asset and liability is the price that would be agreed between parties who are free to contract and operate under market conditions. IFRS 13 “fair value measurement” distinguishes between three levels of fair value:

•	level 1: prices quoted on an active market;

•	level 2: prices quoted on an active market for a similar instrument, or another valuation technique based on observable parameters;

•	level 3: valuation method incorporating unobservable parameters.

For derivative financial instruments, see notes 16.2 and 16.3.

The fair value of trade payables and trade receivables corresponds to the carrying amount indicated in the balance sheet, as the effect of discounting future cash flows is immaterial.

Analysis of the fair value of financial assets and liabilities

As of June 30th, 2024 (In millions of euros)	Level	Carrying amount	Fair value	Amortised cost	Fair Value through profit or loss	Cash-flow hedge derivatives
Interest rate derivatives	2	244.4	244.4	—	0.1	244.3
Energy derivative financial instruments	3	109.4	109.4	—	109.4	—
Non-current financial assets	2	158.8	158.8	158.8	—	—
Other assets (current and non-current)	2	145.3	145.3	145.3	—	—
Trade receivables	2	133.0	133.0	133.0	—	—
Cash and cash equivalents	1	511.8	511.8	—	511.8	—

Total financial assets		1,302.7	1,302.7	437.1	621.3	244.3

Non-current financial liabilities	2	3,947.6	3,758.8	3,947.6	—	—
Other liabilities (current and non-current)	2	135.3	135.3	135.3	—	—
Interest rate derivatives	2	1.4	1.4	—	—	1.4
Energy derivative financial instruments	3	17.0	17.0	—	17.0	—
Current financial liabilities	2	345.9	345.9	345.9	—	—
Trade payables	2	236.2	236.2	236.2	—	—

Total financial liabilities		4,683.4	4,494.7	4,665.1	17.0	1.4

As of December 31st, 2023 (In millions of euros)	Level	Carrying amount	Fair value	Amortised cost	Fair Value through profit or loss	Cash-flow hedge derivatives
Interest rate derivatives	2	214.9	214.9	—	0.2	214.6
Energy derivative financial instruments	3	91.9	91.9	—	91.9	—
Non-current financial assets	2	175.0	175.0	175.0	—	—
Other assets (current and non-current)	2	122.0	122.0	122.0	—	—
Trade receivables	2	115.2	115.2	115.2	—	—
Cash and cash equivalents	1	773.7	773.7	—	773.7	—

Total financial assets		1,492.6	1,492.6	412.1	865.9	214.6

Non-current financial liabilities	2	3,470.7	3,246.0	3,470.7	—	—
Other liabilities (current and non-current)	2	129.1	129.1	129.1	—	—
Interest rate derivatives	2	15.0	15.0	—	—	15.0
Energy derivative financial instruments	3	4.9	4.9	—	4.9	—
Current financial liabilities	2	318.4	318.4	318.4	—	—
Trade payables	2	386.6	386.6	386.6	—	—

Total financial liabilities		4,324.6	4,100.0	4,304.8	4.9	15.0

NOTE 17.	OTHER CURRENT LIABILITIES

NOTE 17.1.	TAX AND SOCIAL SECURITY LIABILITIES

In millions of euros	30.06.2024	31.12.2023
Tax debts	60.4	31.0
Social debts	12.3	15.2

Total of tax and social security liabilities	72.7	46.2

NOTE 17.2.	OTHER CURRENT LIABILITIES

In millions of euros	30.06.2024	31.12.2023
Prepaid income	14.5	14.7
Other creditors	35.3	65.0

Total other current liabilities	49.7	79.7

As of June 30, 2024, prepaid income consists mainly of subsidies that are transferred to the income statement on a straight-line basis according to the useful life of the underlying asset.

Other creditors include notably liabilities to EDF for a net balance of €17.2 million, liabilities related to acquisitions of assets under development in Europe for €3.3 million, and a contractual liability, in connection with the execution of a long-term power purchase agreement in Australia for €4.5 million.

NOTE 18.	RISK MANAGEMENT

NOTE 18.1.	INTEREST RATE RISKS

The Group is exposed to market risks as a result of its investment activities. This exposure is mainly linked to fluctuations in variable interest rates relating to the financing of its projects.

The Group’s interest rate risk management objective is therefore to secure the economic balance of projects by limiting the future variability of the financial burden associated with their financing. This is based on the use of hedging instruments.

Interest rate risk is hedged using over-the-counter instruments with first-rate counterparties. The Group contracts financial instruments to hedge its variable-rate financing, with the aim of hedging at a fixed rate a minimum of 75% of the variable-rate financing requirements for projects. In this respect, the Group has entered into interest rate swaps that qualify as cash flow hedges.

	Notional value by maturity
As of June 30th, 2024 (In millions of euros)	Less than 5 years	More than 5 years	Total	Fair value(1)	Recorded as other elements of comprehensive income(2)	Recorded as profit and loss(3)
Interest rate swaps - Wind	(584.2)	(694.1)	(1,278.3)	155.5	147.3	—
Interest rate swaps - Solar	(360.0)	(385.9)	(746.0)	65.2	94.3	—
Interest rate swaps - Holdings	(164.2)	(27.0)	(191.1)	6.6	4.2	0.1
Interest rate swaps - Storage	(145.3)	(17.4)	(162.7)	15.7	(3.2)
Interest rate caps	—	—	—	—	1.7	—

Total	(1,253.7)	(1,124.4)	(2,378.2)	243.0	244.3	0.1

1)	The fair value is composed of €244.4 million of interest rate derivative assets and €(1.4) million of interest rate derivative liabilities at the closing date.
2)	This concerns the stock recorded in other comprehensive income in the Group’s equity.
3)	Where applicable, the ineffective portion of interest rate derivatives is recorded in the income statement.

Interest rate risk sensitivity analysis

The sensitivity analysis was based on the net debt position (including interest rate derivatives linked to net debt), for all the financing associated with assets in operation at the closing date.

For interest rate risk, sensitivity corresponds to a change in the yield curve of plus or minus 100 basis points compared with the interest rates prevailing at the closing date.

	Impact on profit and loss		Impact on equity
As of June 30th, 2024 (In millions of euros)	+ 100 basis points	– 100 basis points	+ 100 basis points	– 100 basis points
Net interest expense on the nominal amount of variable rate debt and the variable rate legs of derivatives	(2.1)	2.1	NA	NA
Change in fair value of derivatives not qualifying as hedges	—	—	NA	NA
Change in fair value of cash flow hedging derivatives	NA	NA	113.5	(127.6)

Total	(2.1)	2.1	113.5	(127.6)

NOTE 18.2.	ENERGY PRICE RISKS

The energy price risk is linked to the sale on the wholesale markets at the spot price of the electricity production of some of the Group’s wind and solar assets (particularly in Australia and Finland). In order to limit this risk, the Group secures its future revenues over a long period through feed-in tariffs or additional remuneration obtained in connection with public tenders, as well as by entering into physical and financial power purchase agreements.

	Notional value by maturity
As of June 30th, 2024 (In millions of euros)	Less than 5 years	More than 5 years	Total	Fair value	Recorded as other elements of comprehensive income	Recorded as profit and loss
Energy derivative financial instruments	294.4	157.2	451.6	92.4	—	4.4

Total	294.4	157.2	451.6	92.4	—	4.4

A 10% increase in electricity prices would lead to a decrease in the fair value of energy derivative financial instruments of –€25.0 million.

A 10% decrease in electricity prices would lead to an increase in the fair value of energy derivative financial instruments of +€25.3 million.

NOTE 18.3.	FOREIGN EXCHANGE RISKS

Foreign exchange risks relate to operational transactions in foreign currencies (mainly US dollars and Australian dollars) which tend to increase with the Group’s sustained international deployment. In order to avoid any foreign exchange risk on the assets in operation, the Group systematically finances each of its assets in its functional currency.

An appreciation of +10% (or depreciation of –10%) of the most significant currencies, in reference to June 30th, 2024, would lead to an increase (or decrease) in the Group’s income statement and shareholders’ equity before income tax, as follows:

	Impact on net income		Impact on shareholders’ equity
As of June 30th, 2024 (In millions of euros)	+10%	–10%	+10%	–10%
AUD/EUR	0.2	(0.2)	151.8	(124.2)
USD/EUR	3.1	(2.6)	48.2	(39.4)

Total	3.3	(2.7)	200.0	(163.6)

NOTE 18.4.	COUNTERPARTY RISKS

Given the large number of suppliers and subcontractors available in the markets where the Group operates, the Group considers that the insolvency of one or a small number of them would not have any material impact on the Group’s ongoing operations.

Insofar as electricity sales contracts or contracts for difference are concluded with State counterparties (States or companies controlled by a State), electricity distribution companies and with a limited number of private buyers, the Group considers that the counterparty risk relating to trade receivables is not material at this time.

The Group invests its cash and cash equivalents with leading financial institutions.

The Group enters into over-the-counter interest rate derivatives with leading banks under agreements that provide for the offsetting of amounts due and receivable in the event of default by one of the contracting parties. These conditional netting arrangements do not meet the criteria of IAS 32 “financial instruments: presentation” to allow for the offsetting of asset and liability derivatives on the balance sheet.

NOTE 18.5.	LIQUIDITY RISKS

Liquidity risk is the Group’s inability to meet its immediate or short-term financial commitments.

In order to prevent this risk, the Group performs an analysis of its liquidity requirements several times a year over a rolling 12-month period.

At the date of closing of its financial statements, the Group had sufficient liquidity to finance its ongoing operations and development.

The cash held by the holding and development companies amounted to €139.7 million as of June 30, 2024, compared to €372.1 million for the project companies (assets under operation and construction).

As of June 30, 2024, the cash held by the project companies comprises €17.2 million corresponding, for some French power plants, to the difference between the market prices and their power purchase agreement ones in accordance with the applicable regulations (compared to €19.7 million as of December 31, 2023).

In millions of euros	30.06.2024	31.12.2023
Cash and cash equivalents	511.8	778.0
Corporate credit lines available	538.0	288.0

Total	1,049.8	1,066.0

Corporate credit lines available

As of December 31st, 2023, the Group had short-term credit lines totaling €288.0 million, including a syndicated loan of €250.0 million, composed of a corporate loan of €175.0 million that has not been drawn down, and a revolving credit line of €75.0 million, to meet the working capital requirements of the parent company.

In February 2024, this syndicated credit facility was refinanced, raising the corporate loan component to €300 million, and the revolving credit line to €200 million. This syndicated loan remained undrawn at the reporting date of the 2024 half-yearly financial statements.

Credit lines granted to projects

As of June 30, 2024, the Group benefits from commitments received in respect of its projects and operating financing in the amount of €553.0 million not used at that date (see note 19.2).

NOTE 18.6.	RISKS RELATED TO REGULATORY CHANGES

The Group sells electricity mainly under long-term contracts with firm commitments from its counterparties, including many States.

In some countries, governments may retroactively call into question certain subsidised feed-in tariffs, as was the case in France in 2021, without any material impact on the Group’s accounts. A reconsideration of certain feed-in tariffs in the future could have a material impact on the Group’s financial statements.

The Group still considers that its multi-sector and multi-country strategy has the effect of limiting the risk linked to regulatory changes by reducing its exposure to a particular technology or country. The particularly competitive price of the electricity produced by the Group in the vast majority of its contracts also constitutes a natural hedge against this risk.

NOTE 19.	OFF-BALANCE SHEET COMMITMENTS

NOTE 19.1.	OFF-BALANCE SHEET COMMITMENTS GIVEN

In millions of euros	30.06.2024	31.12.2023
Guarantees provided to suppliers	279.3	730.2
Maintenance	2,054.6	1,937.9
Other commitments provided	475.5	326.3
Commitments provided associated with operating activities	2,809.4	2,994.4
Assets provided as surety	5,722.3	5,318.2
Commitments provided associated with financing activities	5,722.3	5,318.2

Total off-balance sheet commitments provided	8,531.6	8,312.6

Guarantees given to suppliers

The Group may temporarily give guarantees to its suppliers in connection with the construction of its production assets.

Maintenance

In the context of operating its production assets, the Group typically enters into maintenance agreements for periods ranging from 5 to 20 years. The related services are expensed in the year in which they are provided.

Other commitments given

Other commitments are mainly guarantees given by the Group as part of the project development process, such as tendering guarantees, and performance and decommissioning guarantees.

Assets pledged as collateral

In most cases, the Group pledges shares and advances on shareholder loans in connection with debt incurred to finance projects. Some assets are also pledged as collateral to guarantee the repayment of bank debt until its extinguishment.

NOTE 19.2.	OFF-BALANCE SHEET COMMITMENTS RECEIVED

In millions of euros	30.06.2024	31.12.2023
Energy purchase commitments received	7,888.6	7,838.0
Other commitments received	4,415.6	4,455.0
Commitments received associated with operating activities	12,304.2	12,293.0
Project credit lines available	550.7	484.1
Corporate credit lines available(1)	538.0	288.0
Commitments received in connection with financing activities	1,088.7	772.1

Total off-balance sheet commitments received	13,392.9	13,065.2

1)	Details of corporate credit lines are provided in note 18.5.

Energy purchase commitments received

In most cases, when an electricity production unit is built, the Company carrying the project and which will operate the plant enters into a long-term energy supply contract. The Group generally receives purchase commitments, usually for periods from 10 to 20 years. For each underlying asset, the commitment was valued on the basis of production volumes estimated by the Group over the term of the purchase agreement and on sales prices excluding inflation.

Other commitments received

These consist mainly of guarantees received by construction companies for the successful construction of plants and by suppliers in connection with maintenance.

NOTE 20.	RELATED PARTY TRANSACTIONS

Neoen’s consolidated financial statements are fully consolidated in the consolidated financial statements of Neoen’s parent company, Impala, which owns 42.22% of its share capital. In the first half of 2024, transactions with Impala were carried out. The expenses with Impala mainly relate to management fees. Transactions with Impala and its subsidiaries were carried out under normal market conditions for insignificant amounts.

NOTE 21.	SUBSEQUENT EVENTS

Metoro solar power plant in Mozambique

On December 20, 2023, the Group signed an agreement to sell 100% of its shares in the Metoro solar power plant in Mozambique, with a capacity of 41 MWp, and its holding company NP Investment II in Portugal. This sale was formally concluded on July 24, 2024.

Completion of the acquisition of a majority stake in Neoen by Brookfield from Impala and other shareholders

Following announcements on May 30 and June 25, 2024, Brookfield (NYSE: BAM, TSX: BAM) completed on December 27, 2024, the acquisition, through its special purpose vehicle Brookfield Renewable Holdings SAS (“Brookfield”), of approximately 53.12% of the outstanding shares of Neoen.

Filing of a draft offer document

Brookfield filed on January 2, 2025, with the French financial markets’ authority (Autorité des Marchés Financiers) a mandatory simplified cash tender offer for the remaining shares and OCEANEs in Neoen.